No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 6, 2018, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2018 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 28, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the three months ended June 30, 2018 increased by 8.4%, to ¥4,024.1 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit increased by 11.2%, to ¥299.3 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as decreased selling, general and administrative expenses. Profit before income taxes increased by 6.9%, to ¥358.2 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 17.8%, to ¥244.3 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018			Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
			Change	%			Change	%
Motorcycle Business	4,699	5,352	653	13.9	3,245	3,615	370	11.4
Japan	42	49	7	16.7	42	49	7	16.7
North America	80	72	(8)	(10.0)	80	72	(8)	(10.0)
Europe	81	80	(1)	(1.2)	81	80	(1)	(1.2)
Asia	4,219	4,840	621	14.7	2,765	3,103	338	12.2
Other Regions	277	311	34	12.3	277	311	34	12.3

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 9.1%, to ¥554.9 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 16.9%, to ¥92.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the three months ended June 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018			Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
			Change	%			Change	%
Automobile Business	1,267	1,305	38	3.0	900	952	52	5.8
Japan	157	162	5	3.2	144	145	1	0.7
North America	481	518	37	7.7	481	518	37	7.7
Europe	42	42	0	0.0	42	42	0	0.0
Asia	523	520	(3)	(0.6)	169	184	15	8.9
Other Regions	64	63	(1)	(1.6)	64	63	(1)	(1.6)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 8.0%, to ¥2,797.3 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 8.1%, to ¥151.6 billion from the same period last year, due mainly to decreased selling, general and administrative expenses as well as an increase in profit attributable to increased sales volume and model mix.

Financial Services Business

Sales revenue from external customers increased by 9.9%, to ¥589.8 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 14.7%, to ¥57.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

For the three months ended June 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales*
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
			Change	%
Power Product Business	1,331	1,341	10	0.8
Japan	59	72	13	22.0
North America	596	575	(21)	(3.5)
Europe	240	229	(11)	(4.6)
Asia	362	395	33	9.1
Other Regions	74	70	(4)	(5.4)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power Product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 5.6%, to ¥81.9 billion from the same period last year, due mainly to increased consolidated unit sales in Power Product business. Operating loss was ¥1.6 billion, an increase of ¥ 1.7 billion from the same period last year, due mainly to increased operating costs in Other businesses. In addition, operating loss of aircraft and aircraft engines included in the Power Product and other businesses was ¥10.0 billion, an increase of ¥1.4 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2018 decreased by ¥89.3 billion from March 31, 2018, to ¥2,167.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥214.4 billion of cash inflows. Cash inflows from operating activities increased by ¥37.8 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥243.9 billion of cash outflows. Cash outflows from investing activities increased by ¥65.1 billion from the same period last year, due mainly to increased payments for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥60.3 billion of cash outflows. Cash outflows from financing activities decreased by ¥28.1 billion from the same period last year, due mainly to increased proceeds from financing liabilities, which was partially offset by purchases of treasury stock.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2018 and June 30, 2018

		Yen (millions)
Assets	Note	March 31, 2018	June 30, 2018
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,256,488	¥2,167,105
Trade receivables		800,463	737,184
Receivables from financial services		1,840,699	1,881,179
Other financial assets		213,177	258,643
Inventories		1,523,455	1,521,811
Other current assets		291,006	350,579

Total current assets		6,925,288	6,916,501

Non-current assets:
Investments accounted for using the equity method		679,517	714,085
Receivables from financial services		3,117,364	3,262,905
Other financial assets		436,555	439,004
Equipment on operating leases	5	4,088,133	4,262,870
Property, plant and equipment	6	3,062,433	3,038,773
Intangible assets		741,514	730,301
Deferred tax assets		129,338	120,901
Other non-current assets		169,022	166,464

Total non-current assets		12,423,876	12,735,303

Total assets		¥19,349,164	¥19,651,804

		Yen (millions)
Liabilities and Equity	Note	March 31, 2018	June 30, 2018
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,224,627	¥1,097,867
Financing liabilities		2,917,261	3,000,321
Accrued expenses		404,719	426,923
Other financial liabilities		115,405	162,241
Income taxes payable		53,595	62,973
Provisions	7	305,994	281,498
Other current liabilities		602,498	580,034

Total current liabilities		5,624,099	5,611,857

Non-current liabilities:
Financing liabilities		3,881,749	4,013,858
Other financial liabilities		60,005	58,231
Retirement benefit liabilities		404,401	420,749
Provisions	7	220,625	208,525
Deferred tax liabilities		629,722	665,594
Other non-current liabilities		294,468	305,991

Total non-current liabilities		5,490,970	5,672,948

Total liabilities		11,115,069	11,284,805

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(113,271)	(156,712)
Retained earnings		7,611,332	7,760,896
Other components of equity		178,292	236,262

Equity attributable to owners of the parent		7,933,538	8,097,631
Non-controlling interests		300,557	269,368

Total equity		8,234,095	8,366,999

Total liabilities and equity		¥19,349,164	¥19,651,804

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2017 and 2018

		Yen (millions)
	Note	June 30, 2017	June 30, 2018
		unaudited	unaudited
Sales revenue	8	¥3,713,096	¥4,024,133

Operating costs and expenses:
Cost of sales		(2,874,789)	(3,162,696)
Selling, general and administrative		(394,823)	(371,656)
Research and development		(174,273)	(190,398)

Total operating costs and expenses		(3,443,885)	(3,724,750)

Operating profit		269,211	299,383

Share of profit of investments accounted for using the equity method		52,948	54,302

Finance income and finance costs:
Interest income		8,997	11,913
Interest expense		(2,854)	(2,963)
Other, net		6,723	(4,353)

Total finance income and finance costs		12,866	4,597

Profit before income taxes		335,025	358,282

Income tax expense		(109,517)	(91,560)

Profit for the period		¥225,508	¥266,722

Profit for the period attributable to:
Owners of the parent		207,335	244,330
Non-controlling interests		18,173	22,392

		Yen
		June 30, 2017	June 30, 2018
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥115.04	¥137.75

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2017 and 2018

		Yen (millions)
	Note	June 30, 2017	June 30, 2018
		unaudited	unaudited
Profit for the period		¥225,508	¥266,722

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		5,817	124
Share of other comprehensive income of investments accounted for using the equity method		(1,182)	(1,284)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		—	(1)
Exchange differences on translating foreign operations		6,492	71,534
Share of other comprehensive income of investments accounted for using the equity method		3,349	(13,841)

Total other comprehensive income, net of tax		14,476	56,532

Comprehensive income for the period		¥239,984	¥323,254

Comprehensive income for the period attributable to:
Owners of the parent		219,855	302,588
Non-controlling interests		20,129	20,666

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2017 and 2018

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017 (unaudited)		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the period
Profit for the period					207,335		207,335	18,173	225,508
Other comprehensive income, net of tax						12,520	12,520	1,956	14,476

Total comprehensive income for the period					207,335	12,520	219,855	20,129	239,984
Reclassification to retained earnings					412	(412)	—		—
Transactions with owners and other
Dividends paid	12				(43,254)		(43,254)	(35,919)	(79,173)
Purchases of treasury stock				(3)			(3)		(3)

Total transactions with owners and other				(3)	(43,254)		(43,257)	(35,919)	(79,176)

Balance as of June 30, 2017 (unaudited)		¥86,067	¥171,118	¥(26,192)	¥6,877,387	¥363,514	¥7,471,894	¥258,540	¥7,730,434

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018 (unaudited)		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095
Effect of changes in accounting policy	3				(46,833)	(208)	(47,041)	6	(47,035)

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,564,499	178,084	7,886,497	300,563	8,187,060

Comprehensive income for the period
Profit for the period					244,330		244,330	22,392	266,722
Other comprehensive income, net of tax						58,258	58,258	(1,726)	56,532

Total comprehensive income for the period					244,330	58,258	302,588	20,666	323,254
Reclassification to retained earnings					80	(80)	—		—
Transactions with owners and other
Dividends paid	12				(48,013)		(48,013)	(51,861)	(99,874)
Purchases of treasury stock				(43,441)			(43,441)		(43,441)

Total transactions with owners and other				(43,441)	(48,013)		(91,454)	(51,861)	(143,315)

Balance as of June 30, 2018 (unaudited)		¥86,067	¥171,118	¥(156,712)	¥7,760,896	¥236,262	¥8,097,631	¥269,368	¥8,366,999

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2017 and 2018

		Yen (millions)
	Note	June 30, 2017	June 30, 2018
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥335,025	¥358,282
Depreciation, amortization and impairment losses excluding equipment on operating leases		177,979	186,819
Share of profit of investments accounted for using the equity method		(52,948)	(54,302)
Finance income and finance costs, net		14,519	(39,201)
Interest income and interest costs from financial services, net		(30,983)	(29,870)
Changes in assets and liabilities
Trade receivables		43,116	25,256
Inventories		(75,532)	12,510
Trade payables		(48,379)	(55,189)
Accrued expenses		(55,386)	(42,209)
Provisions and retirement benefit liabilities		(26,299)	(26,241)
Receivables from financial services		(5,461)	(48,179)
Equipment on operating leases		(51,744)	(48,399)
Other assets and liabilities		(71,802)	(21,513)
Other, net		4,225	158
Dividends received		20,726	23,344
Interest received		57,816	65,751
Interest paid		(22,018)	(25,757)
Income taxes paid, net of refunds		(36,217)	(66,818)

Net cash provided by operating activities		176,637	214,442

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(124,693)	(144,899)
Payments for additions to and internally developed intangible assets		(35,828)	(37,608)
Proceeds from sales of property, plant and equipment and intangible assets		4,529	7,022
Payments for acquisitions of investments accounted for using the equity method		(2,450)	(2,401)
Payments for acquisitions of other financial assets		(52,603)	(150,294)
Proceeds from sales and redemptions of other financial assets		31,536	84,214
Other, net		719	—

Net cash used in investing activities		(178,790)	(243,966)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		1,878,152	1,882,899
Repayments of short-term financing liabilities		(1,766,270)	(1,824,528)
Proceeds from long-term financing liabilities		212,833	267,458
Repayments of long-term financing liabilities		(335,354)	(253,164)
Dividends paid to owners of the parent		(43,254)	(48,013)
Dividends paid to non-controlling interests		(23,748)	(29,227)
Purchases and sales of treasury stock, net		(3)	(43,441)
Other, net		(10,904)	(12,340)

Net cash used in financing activities		(88,548)	(60,356)

Effect of exchange rate changes on cash and cash equivalents		4,143	497

Net change in cash and cash equivalents		(86,558)	(89,383)

Cash and cash equivalents at beginning of year		2,105,976	2,256,488

Cash and cash equivalents at end of period		¥2,019,418	¥2,167,105

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2018, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2018, except for the changes below.

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted the final version of IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	¥69,829	¥(14,376)	¥55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of ¥4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS 15, if it is deemed material, while such sales was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The impacts of adopting IFRS 15 on Honda’s condensed consolidated financial statements as of and for the three months ended June 30, 2018 are as follows:

(Condensed Consolidated Statements of Financial Position)

As of June 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	¥2,167,105	—	¥2,167,105
Trade receivables	739,075	(1,891)	737,184
Receivables from financial services	1,881,179	—	1,881,179
Other financial assets	258,643	—	258,643
Inventories	1,521,811	—	1,521,811
Other current assets	349,773	806	350,579

Total current assets	6,917,586	(1,085)	6,916,501

Non-current assets:
Investments accounted for using the equity method	714,076	9	714,085
Receivables from financial services	3,262,905	—	3,262,905
Other financial assets	439,004	—	439,004
Equipment on operating leases	4,262,870	—	4,262,870
Property, plant and equipment	3,038,773	—	3,038,773
Intangible assets	730,301	—	730,301
Deferred tax assets	120,646	255	120,901
Other non-current assets	165,658	806	166,464

Total non-current assets	12,734,233	1,070	12,735,303

Total assets	19,651,819	(15)	19,651,804

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	¥1,097,867	¥—	¥1,097,867
Financing liabilities	3,000,321	—	3,000,321
Accrued expenses	395,295	31,628	426,923
Other financial liabilities	162,241	—	162,241
Income taxes payable	62,973	—	62,973
Provisions	285,040	(3,542)	281,498
Other current liabilities	565,831	14,203	580,034

Total current liabilities	5,569,568	42,289	5,611,857

Non-current liabilities:
Financing liabilities	4,013,858	—	4,013,858
Other financial liabilities	58,231	—	58,231
Retirement benefit liabilities	420,749	—	420,749
Provisions	209,522	(997)	208,525
Deferred tax liabilities	676,068	(10,474)	665,594
Other non-current liabilities	304,110	1,881	305,991

Total non-current liabilities	5,682,538	(9,590)	5,672,948

Total liabilities	11,252,106	32,699	11,284,805

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,118	—	171,118
Treasury stock	(156,712)	—	(156,712)
Retained earnings	7,792,650	(31,754)	7,760,896
Other components of equity	237,606	(1,344)	236,262

Equity attributable to owners of the parent	8,130,729	(33,098)	8,097,631
Non-controlling interests	268,984	384	269,368

Total equity	8,399,713	(32,714)	8,366,999

Total liabilities and equity	19,651,819	(15)	19,651,804

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(Condensed Consolidated Statements of Income)

For the three months ended June 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	¥4,005,681	¥18,452	¥4,024,133
Operating costs and expenses:
Cost of sales	(3,163,464)	768	(3,162,696)
Selling, general and administrative	(372,114)	458	(371,656)
Research and development	(190,398)	—	(190,398)

Total operating costs and expenses	(3,725,976)	1,226	(3,724,750)

Operating profit	279,705	19,678	299,383

Share of profit of investments accounted for using the equity method	54,302	(0)	54,302
Finance income and finance costs:
Interest income	11,913	—	11,913
Interest expense	(2,963)	—	(2,963)
Other, net	(4,353)	—	(4,353)

Total finance income and finance costs	4,597	—	4,597

Profit before income taxes	338,604	19,678	358,282

Income tax expense	(86,745)	(4,815)	(91,560)

Profit for the period	251,859	14,863	266,722

Profit for the period attributable to:
Owners of the parent	229,442	14,888	244,330
Non-controlling interests	22,417	(25)	22,392

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2017 and 2018 is as follows:

As of and for the three months ended June 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥508,540	¥2,589,935	¥536,957	¥77,664	¥3,713,096	¥—	¥3,713,096
Intersegment	—	34,635	2,732	5,449	42,816	(42,816)	—

Total	508,540	2,624,570	539,689	83,113	3,755,912	(42,816)	3,713,096

Segment profit (loss)	¥78,842	¥140,344	¥49,864	¥161	¥269,211	¥—	¥269,211

Segment assets	¥1,440,194	¥7,781,275	¥9,494,404	¥318,045	¥19,033,918	¥10,393	¥19,044,311
Depreciation and amortization	18,210	155,103	182,232	3,733	359,278	—	359,278
Capital expenditures	9,914	102,638	465,785	1,688	580,025	—	580,025

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥554,907	¥2,797,336	¥589,895	¥81,995	¥4,024,133	¥—	¥4,024,133
Intersegment	—	47,855	3,290	5,847	56,992	(56,992)	—

Total	554,907	2,845,191	593,185	87,842	4,081,125	(56,992)	4,024,133

Segment profit (loss)	¥92,130	¥151,681	¥57,179	¥(1,607)	¥299,383	¥—	¥299,383

Segment assets	¥1,501,577	¥7,930,533	¥9,783,246	¥306,719	¥19,522,075	¥129,729	¥19,651,804
Depreciation and amortization	17,703	164,631	190,329	3,410	376,073	—	376,073
Capital expenditures	9,750	122,615	504,192	2,442	638,999	—	638,999

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2017 and 2018 amounted to ¥394,601 million and ¥417,739 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥507,944	¥2,008,877	¥166,748	¥827,096	¥202,431	¥3,713,096	¥—	¥3,713,096
Inter-geographic areas	517,080	121,248	46,519	154,606	1,431	840,884	(840,884)	—

Total	1,025,024	2,130,125	213,267	981,702	203,862	4,553,980	(840,884)	3,713,096

Operating profit (loss)	¥21,536	¥101,589	¥6,653	¥97,833	¥14,730	¥242,341	¥26,870	¥269,211

Assets	¥4,202,768	¥10,838,441	¥663,091	¥2,794,158	¥643,550	¥19,142,008	¥(97,697)	¥19,044,311
Non-current assets other than financial instruments and deferred tax assets	¥2,475,066	¥4,797,297	¥109,051	¥703,479	¥174,345	¥8,259,238	¥—	¥8,259,238

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥554,143	¥2,177,299	¥172,979	¥918,723	¥200,989	¥4,024,133	¥—	¥4,024,133
Inter-geographic areas	586,072	136,051	64,262	176,989	2,346	965,720	(965,720)	—

Total	1,140,215	2,313,350	237,241	1,095,712	203,335	4,989,853	(965,720)	4,024,133

Operating profit (loss)	¥14,712	¥110,360	¥7,035	¥122,514	¥22,635	¥277,256	¥22,127	¥299,383

Assets	¥4,373,497	¥11,140,457	¥666,118	¥2,981,065	¥610,157	¥19,771,294	¥(119,490)	¥19,651,804
Non-current assets other than financial instruments and deferred tax assets	¥2,581,488	¥4,707,715	¥97,930	¥666,829	¥144,446	¥8,198,408	¥—	¥8,198,408

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2017 and 2018 amounted to ¥394,601 million and ¥417,739 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2017 and 2018 are ¥465,141 million and ¥503,699 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2017 and 2018 are ¥230,001 million and ¥264,856 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2017 and 2018 are ¥87,469 million and ¥113,309 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2017 and 2018 are ¥10,140 million and ¥12,063 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2018 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2018	¥457,596	¥69,023	¥526,619

Effect of changes in accounting policy	(4,536)	—	(4,536)

Balance as of April 1, 2018	453,060	69,023	522,083

Provision	¥28,739	¥5,526	¥34,265
Charge-offs	(54,029)	(9,751)	(63,780)
Reversal	(1,502)	(7,318)	(8,820)
Exchange differences on translating foreign operations	5,895	380	6,275

Balance as of June 30, 2018	¥432,163	¥57,860	¥490,023

Current liabilities and non-current liabilities of provisions as of March 31, 2018 and June 30, 2018 are as follows:

	Yen (millions)
	As of March 31, 2018	As of June 30, 2018
Current liabilities	¥305,994	¥281,498
Non-current liabilities	220,625	208,525

Total	¥526,619	¥490,023

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments are as follows:

For the three months ended June 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,626	¥364,777	¥23,906	¥17,595	¥425,904
North America	44,553	1,591,977	264,861	32,436	1,933,827
Europe	51,731	104,736	—	15,481	171,948
Asia	360,516	593,999	26	12,056	966,597
Other Regions	78,481	136,183	—	4,427	219,091

Total	¥554,907	¥2,791,672	¥288,793	¥81,995	¥3,717,367

Revenue arising from the other sources*	—	5,664	301,102	—	306,766

Total	¥554,907	¥2,797,336	¥589,895	¥81,995	¥4,024,133

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and June 30, 2018 consist of the following:

	Yen (millions)
As of March 31, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥38,926	¥—	¥38,926
Interest rate instruments	—	49,419	—	49,419

Total	—	88,345	—	88,345

Debt securities	26,763	37,860	5,206	69,829
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	—	—	—
Equity securities	198,011	—	12,671	210,682

Total	¥224,774	¥126,205	¥17,877	¥368,856

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,417	¥—	¥16,417
Interest rate instruments	—	36,369	—	36,369

Total	—	52,786	—	52,786

Total	¥—	¥52,786	¥—	¥52,786

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2018.

	Yen (millions)
As of June 30, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥23,883	¥—	¥23,883
Interest rate instruments	—	52,173	—	52,173

Total	—	76,056	—	76,056

Debt securities	27,140	26,399	5,416	58,955
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,012	—	14,012
Equity securities	201,186	—	11,106	212,292

Total	¥228,326	¥116,467	¥16,522	¥361,315

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥29,573	¥—	¥29,573
Interest rate instruments	—	36,030	—	36,030

Total	—	65,603	—	65,603

Total	¥—	¥65,603	¥—	¥65,603

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2018.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2018 and June 30, 2018 are as follows:

	Yen (millions)
	As of March 31, 2018		As of June 30, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,958,063	¥4,935,772	¥5,144,084	¥5,114,665
Debt securities	104,286	104,284	166,984	166,983
Financing liabilities	6,799,010	6,795,675	7,014,179	7,002,336

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures was filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the three months ended September 30, 2017, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018(U.S. local time).

For the class action lawsuits and civil lawsuits other than the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2017 and 2018 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended June 30, 2017 and 2018.

	2017	2018
Profit for the period attributable to owners of the parent (millions of yen)	¥207,335	¥244,330
Weighted average number of common shares outstanding, basic (shares)	1,802,279,930	1,773,751,970
Basic earnings per share attributable to owners of the parent (yen)	¥115.04	¥137.75

(12) Dividend

(a) Dividend payout

For the three months ended June 30, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

For the three months ended June 30, 2018

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

(b) Dividends payable of which record date was in the three months ended June 30, 2018, effective after the period

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on August 6, 2018.